Filed by Huntington Bancshares Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001-11267

Date: May 31, 2016

CORPORATE PARTICIPANTS

Mac McCullough Huntington Bancshares Inc. - Senior EVP and CFO

Nick Stanutz Huntington Bancshares Inc.-Senior EVP, Managing Director of Auto Finance, Commercial Real Estate and Community Development Lending & Investment

Dan Neumeyer Huntington Bancshares Inc. - Senior EVP, Chief Credit Officer

CONFERENCE CALL PARTICIPANTS

Matt O’Connor Deutsche Bank - Analyst

PRESENTATION

Matt O’Connor - Deutsche Bank - Analyst

Okay. Ready to get started. Glad everybody found their way down here. Up next is our Mac McCullough, CFO of Huntington. We also have Nick Stanutz, Head of Auto Lending as well as in charge of Commercial Real Estate and Community Lending and Investment. Mac and Dan have a few slides and we’ll move to a fireside chat and q-and-a. And Dan Neumeyer, Head of Credit, is also here with us to answer any credit related questions. So, Mac, I’m going to turn it over to you.

Mac McCullough - Huntington Bancshares Inc. - Senior EVP and CFO

Thank you, Matt. We are pleased to be here today and we appreciate the interest of everyone in the room and on the webcast. As Matt mentioned, we also have Dan Neumeyer here today, our Chief Credit Officer, and Mark Muth, our Director of Investor Relations.

First I will ask you to read page 2 of our presentation carefully as we will be making forward-looking statements today.

Turning to page 3, this should not be new to anyone. This is our core strategy that was implemented in 2009. You can see that our focus remains consumer small to medium enterprises and auto, and as you can see the pillars of our strategy focus on customer experience. This is something that we have been relentlessly focused on since 2009 and we continue to be focused on this today.

One thing I will ask you to think of as you look at this page is the work that we are doing with FirstMerit. As you think about what we are trying to accomplish, as you think about integrating FirstMerit into our business model and to our strategy, these are the things we are focused on. We have work streams dedicated to each one of these pillars and we are working through that whole process in a very expedient manner.

If you turn to page 4, we will give you a quick update on FirstMerit. We are very pleased with the performance of FirstMerit and the progress that we’re making with the integration. You can see the key dates on the right side of the slide and the key activities. I will tell you that we are on target, making very good progress as we move post due diligence and post announcement of the deal, are very comfortable with what we are finding and we are very much on track in terms of looking for a third quarter of 2016 close.

I would be happy to answer any questions you have regarding FirstMerit in the fireside portion of the presentation today but want to make sure that we save time for Nick Stanutz. Nick is the Dean of the Auto Finance in our industry and I think he has some good slides to share with you today in terms of what we are doing, why our business model is different and why you should feel good about our auto finance business.

So with that, let me turn it over to Nick.

Nick Stanutz - Huntington Bancshares Inc. - Senior EVP, Managing Director of Auto Finance, Commercial Real Estate and Community Development Lending & Investment

Thanks, Mac. Good afternoon. I would like to start my comments this afternoon by asking you to note here on slide five the caption at the top of the slide. Huntington is a business partner and a solution provider. I believe we are uniquely positioned in our approach to the auto finance super prime indirect space and to the dealer commercial lending business and I hope to demonstrate that with my comments this afternoon.

We have over 60 years of uninterrupted history providing financing to dealers including the last downturn when we expanded our footprint. We also have long tenured colleagues like myself in the business which brings great continuity to our dealer relationships.

Just last week I celebrated my 30th year here at Huntington. During all of this time, I have been associated with our automobile business and having direct responsibility for the business over the last 23 years. I believe this puts me as the longest tenured auto executive at the same company in the country. So let me highlight some of our uniqueness.

When others pulled back we invested by adding colleagues who had a deep understanding of their local dealer markets. Many years ago we developed a proprietary credit scorecard that has a custom score associated with it. This custom score along with our FICO score and other attributes have had a series of updates and we’re using data like Michigan’s over 14% unemployment rate during the great recession as part of the data collection.

I should note that we are in the process of building and updating our scorecard for later this year. We have invested in the business with more automation than anyone resulting in over 70% of our decisions becoming automated and decisions we are now providing in less than five seconds 80% of the time. Our dealers tell us that we are really fast at decision-making.

I also believe we have created a technology capability that I believe is best in class which allows us to pay the dealer on the loan contracts they send to us the same day we receive them thereby improving the dealer’s cash flow.

Also, we just introduced in the last 30 days a one of a kind decision capability that we call the grid that allows us to provide the dealer up to 20 different unique credit approvals on a single application request thereby making it easy for the dealer to discuss with this customer a variety of options regarding amount financed and loan term. We now have as part of our overall bank strategy and data and analytics a dedicated resource to our auto finance business to help us drive profitability on our 1000 price point matrix. We expect to be in test pilot on this later this summer and rollout shortly thereafter.

We believe this will be another initiative for us to lift our overall performance to enhancing our origination profitability and eventually bleeding through to our portfolio yield.

Finally, we are the only lender in the country where in our 10 regional offices we have local underwriting, sales staff and also including our commercial lenders who are calling on our dealers for our floorplan business.

We review our market share data continuously and that data tells us that we are meeting the needs of our dealer and they are rewarding us with the volume, and more importantly, the quality of business that we desire at the profitability levels that we expect.

One final comment on this slide is that we have a high touch model in both our commercial and indirect lending model. This has allowed us to effectively cross sell our commercial side of our business with a cross sell rate of over six accounts per dealer to our 325 commercial dealer relationships.

We also refer over 500 prospects annually with a very high win rate to our retail and mortgage partners within Huntington from dealership personnel who our indirect salespeople call on on a regular basis.

Slide six provides you an overview of things you already know about us, our size, business model and strategy. A couple of things you don’t know what about us. First, we have had significant scalability of the indirect automobile business since 2010. The technology that I mentioned a few minutes ago has made it possible for Huntington to add only 24 additional colleagues while increasing our annual volume by over 50%, the last point under operational efficiencies.

Second, the business has had less than a 5% turnover rate since 2010. Colleagues come, perform and stay thereby developing deep dealer relationships. For those colleagues who have been a part of our expansion, they too have had long relationships with their dealer base even if they haven’t spent a majority of their time with us. For us this is a relationship driven business.

Slide seven; I have already talked about our unique value proposition and what makes us so different from our competition. Here you can see from information obtained from first-quarter 2016 earnings releases some selective data regarding portfolio yields on our portfolio and that of our competitors.

As you can see, Huntington’s credit adjusted yield is the highest amongst the group. I have noted a couple of competitors who are regulated by the Federal Reserve and therefore they are under a different less stringent charge-off policy on consumer bankrupt loans. At Huntington, we are required to charge off the full balance at the time of these bankruptcy filings and collect payments through a recovery process whereas Federal oversight banks only charge off the unsecured portion on their accounts. Again, the message here is that the market is rewarding us for higher overall returns as a result of our partnership and solution provider approach to the business.

Slide eight gives you an idea of how our expansion has essentially fueled our origination growth. You can see from 2009 with no market expansion volume to today it being 25% of our total volume. I would remind you that when we go into a new market even with seasoned colleagues, we use a much tighter scorecard for the first 12 to 18 months until we see early stage vintage performance at the six, nine and 12 month intervals meeting our expected results.

On slide nine, while this slide is quite busy with many numbers, I want to draw your attention by looking from right to left on the lines labeled loan to value and FICO score. As you can see from 2006 to 2007, we operated with a much higher tolerance for both meaning lower FICO scores in the 740s and higher loan to values in the low mid 90s. Those factors led us to an annualized risk expected loss rate in the 80s which you see in the circle labeled number 2, the far right set of numbers.

In 2010, we changed and lowered the risk profile of originations focusing on lower loan to values below 90% and increased FICO scores which are now over 20 points higher now in the low to mid-760s.

If I can get you to focus on the net charge-off number line circle labeled number 3, you can see the same phenomenon. Higher losses peaking at 151 basis points in 2009, having risk expected losses in the 80s which just for reference is again encircled to the far right numbers. In essence, at the worst market conditions that I have seen in my 33 years in this business, our actual losses in 2009 are slightly less than our expected losses in the prior years.

If I can now get you to focus on the circle labeled number one, you will see our annualized risk expected losses since 2011 are expected to be in the 20 basis point range. If you compare those numbers to the numbers directly below, what you see as our actual losses have been exactly as our forecasted losses. So from 2009 or 2010 until today, you can see a much lower risk expected loss driven by higher FICO scores and lower loan to values as I mentioned earlier.

On slide 10, this slide demonstrates by stressing the Mannheim Index from 125% level down to 100%, a 20% decline in the index. This produces a 9 basis point increase in our estimated net charge-off rate, a 40% increase. I would be hard pressed to see the Mannheim Index retrench to 100 basis point level. As a matter of fact in the last 21 years, it has only been there a couple of years let alone over the short term or longer term.

Why do I say that? Because dealers today have far more optionality in terms of how they source cars, better valuation tools and more financing choices for them than in the past two decades.

On slide 11, there are always risks to everything you do and I believe for us in the super prime auto space these three are our biggest challenges. Staying true to our credit culture and underwriting is the biggest. Regulatory oversight especially the focus of the CFPB on fair lending as it applies to dealer commissions or is what we like to call dealer markup and the five cases to date that have been settled with the CFPB and other lenders. And then lastly, used car values.

I believe for us we are highly effective at managing the risks daily on the underwriting we do. I say that because 70% of the decisions we make are through our credit engine. No underwriter involvement.

Also we have a quality assurance team that is reviewing daily the limited amount of overrides we do when we get recommended approval or recommended decline application. Again, that is 30% of our volume. In addition, we review a vast majority of all these overrides to make sure we are making quality decisions. We are very focused on risk layering, high loan to values on low FICO scores or low FICO scores on extended terms beyond 72 months. We just don’t do them.

As a matter of fact, it is less than one half of 1% of our originations.

We implemented back in the fourth quarter of 2014 — I’m sorry 2011 — the fourth quarter of 2011 150 basis point cap on dealer commissions when the market was still at a 200 to 250 limit. While the majority of the lenders are still at these caps of 200 to 250, the CFPB has signed consent decrees with four competitors which now have a cap of 100 to 125.

In addition, Huntington does regular dealer monitoring of the commissions that the dealers are making. In addition, we have dealer meetings with those dealers that fall out of (inaudible). My belief is that if we have had to follow 100 to 125 basis point range, we would not have much impact on our volume.

On slide 12, my final slide gets to the heart of why the subprime and the super prime auto businesses are so vastly different and actually there is no — and I repeat no correlation between them. Again in my 33 years, these differences have never changed. The subprime automobile borrower buys a much older vehicle typically five to six years old and pays much less for the unit and has a payment to the amount financed that is one-third higher than a super prime borrower.

Whereas a super prime borrower is buying a much newer vehicle typically less than three years old and spends more money on that unit and their payment to the amount financed is one-third lower than a subprime borrower. Again, the two markets are very independent of each other. The only similarity between the two again the only similarity between the two is unemployment which will increase losses for both but not at a linear rate.

Thank you. Let me turn this back over to Matt O’Connor.

Matt O’Connor - Deutsche Bank - Analyst

We will host the fireside chat from up here. Mac, first, as we think about FirstMerit, you talked about it being on schedule, on target from a timing point of view. Any other updates as you think about whether it is economic growth that is maybe a little bit weaker than when the deal was announced and the yield curve flatter as you kind of look out at the accretion, how you are feeling on that?

Mac McCullough - Huntington Bancshares Inc. - Senior EVP and CFO

I think as we work through the process after announcement of the deal, we are very comfortable with what we have spoken at around the announcement of the deal. We did a very thorough due diligence. There were 500 people involved in the process so we really don’t see any material changes in terms of what we expect from the transaction.

Certainly from an economic perspective, things might be a little less rosy from an interest-rate outlook relative to what we had back then. But I think some of the recent guidance around what they might do in the future puts us back on track in terms of what we expect there. So I would tell you that we are very pleased with where we stand in the integration process. We still expect to close the deal in the third quarter and feel very confident about where we stand.

Matt O’Connor - Deutsche Bank - Analyst

A couple of specific follow-ups there. I mean I always feel like when deals are announced, the cost saves are bigger picture and then as you get closer to closing the deal, and then maybe actually (inaudible) there it makes you even more confident. Are you in that process right now where you have gotten to know the company a little bit better, identified specifically which costs you are going to cut?

Unidentified Company Representative

Yes, Matt, I would tell you that it was more of a confirmation process after the deal was announced. We did spend sufficient time during due diligence to really get specific around expectations. We had the segments actually filled up their forecast for the financial model from the bottoms up. So we got to a good level of detail in the due diligence process and confirmed that after closing. So again, we feel very confident in those numbers.

Matt O’Connor - Deutsche Bank - Analyst

And I guess just one last one on FirstMerit on the revenue side as we are thinking about the in-store strategy that Huntington has maybe the opportunity to apply that to FirstMerit. What is that opportunity, what are you thinking? And then also just the fee business which kind of overlays with that. But you have had very good growth in service charges, you have had kind of a different angle as we think about different fees on the checking account product. How do we think about overlaying them and seeing opportunity there?

Unidentified Company Representative

I think the revenue opportunity which we did not build into the financial model really is maybe primarily on the commercial side of the business. We think we have better products when you think about treasury management and capital markets, interest rates, derivatives, FX. We also are a very strong SPA lender and we think we have tremendous opportunity across the entire FirstMerit franchise but in particular in Chicago.

So clearly we believe there are opportunities on the wholesale side or the commercial side. We also think there are opportunities on the retail side. We are going to take our business model and the fair play strategy and move it into the FirstMerit business. We actually have a very nice distribution network and a very good deposit base and we think with our sales and service model and our products, we are going to be able to accelerate that as well. So in addition to being comfortable on the cost take-outs, we do think that there are revenue opportunities and synergies that [were] considered.

Matt O’Connor - Deutsche Bank - Analyst

And some other joint question for you and Nick before I get into some auto specific questions. But does the acquisition of FirstMerit are making you bigger? Does it allow you to kind of keep doing your thing in auto? You had had some constraints there, self-imposed — constraints relative to the capital, the increased target capacity but now you are going to be even bigger so does this kind of allow you keep doing your thing, Nick, without thing worrying about constraints from Mac?

Nick Stanutz - Huntington Bancshares Inc. - Senior EVP, Managing Director of Auto Finance, Commercial Real Estate and Community Development Lending & Investment

It does, Matt, because we get the additional capital. What we can really do is we have about 700 dealers that we overlap with FirstMerit so there are 700 new dealers and their focus has been a little bit more older vehicles and doing business with independents and we have focused on franchise. So we will do a swap set where we will be able now to take this additional capital and go into some new markets that we have been identifying for a period of time and hope to maybe be in a handful here by the end of the year, beginning of next year.

So we will get some ability to grow in some markets we want to be in and kind of do a swap set with some of the stuff they have been doing and a little bit better quality profile for us.

Matt O’Connor - Deutsche Bank - Analyst

Then a question mostly at you but Dan, if you want to jump in on the credit side as well. Nick, you had said completely different markets, subprime and the super primes. I think I know the answer here but there is a lot of concern among investors and the medias about the auto cycle. It seems like it is mostly geared toward subprime but maybe a little bit of concern on some of the higher quality. You have been doing this as you said a long time. Where are we on the cycle now for what do you do the prime plus and how do you feel about that as far out as you can look?

Nick Stanutz - Huntington Bancshares Inc. - Senior EVP, Managing Director of Auto Finance, Commercial Real Estate and Community Development Lending & Investment

Baseball season, I think we are in the fifth or sixth inning of the baseball season. The consumer is still really healthy. The manufacturers are creating a lot of incentives. Incentives continue to go up year after year and part of that they can do because as you saw last month, 60% of what is being purchased in the new car side are trucks and SUVs that have great profit margins associated with them. So the manufacturers can kind of help continue to support and stimulate the market but we see again the consumer really in very good shape and again where we are focusing, 75% of the market is prime, super prime space. So the subprime, the prime market is really relatively much, much smaller. It is one-third smaller than the prime, super prime market and we just don’t see those markets connecting because the customers behave differently, no question.

But number two, they don’t even buy the same time kinds of things and as I talk about in one of my slides in the appendix, cars are portable so you are not tied down like a home. You can move that car somewhere in the country to sell it, you are not going to be subject to what a car next door to you that may be repossessed and your car not. So there is just no comparison between the two.

Matt O’Connor - Deutsche Bank - Analyst

Dan, segueing into commercial real estate and credit overall, I know I’m combining buckets here but when look at your public statements, and you’ve had a lot of net recoveries. I guess in short like how are we seven years from the cycle, there is still so much recovery? I feel like we are seeing it more with you guys and elsewhere obviously it is a good thing but just trying to better understand why we are still getting these big recoveries?

Unidentified Company Representative

Last quarter we had an unusual level of recoveries which kind of goes against being seven years into the cycle but it was one particular relationship where we had several properties. The deal was struck back in 2009 or 2010 so this still does relate to loans originated and charged quite some time ago.

So our population of potential recoveries is diminishing so we are going to see less going forward. Certainly the pipeline isn’t drying up but it is definitely smaller and last quarter it was really very much an outlier.

Matt O’Connor - Deutsche Bank - Analyst

And a question half you and half back to Mac here. Loan-loss reserve, if we look at just some of the optics relative to loans or relative to non-performers, a lot of banks including you, you are starting to look at levels where it feels like you need to be providing for loan growth. So how should we think about the relationship of reserves or provision expense versus charge-offs going forward with that in mind?

Unidentified Company Representative

So I think we had what we consider a very good coverage level particularly as it relates to NPLs and we did have a significant inflow of NPLs largely related to energy loans in the last quarter so the coverage ratio to NPLs did decrease. But I think you have to look at the makeup of what is there and we can debate the value of our reserves, etc., but nonetheless, you are starting with the population of loans that are secured in nature. And so the population of loans coming in, the coverage we have on those, it does matter what the makeup of those NPLs are so I still think we have very good coverage ratios. But as the portfolio grows, we will be looking at some level of increased reserves but I wouldn’t say it is going to change markedly based on today’s outlook.

Matt O’Connor - Deutsche Bank - Analyst

And then Mac, just before we open it up the audience here for questions, if you have a question raise your hand and we will get you a mic. I have a whole bunch of great questions here but I just want to ask one like I feel like it has become consensus that we will probably get a rate increase in June or July, maybe another one year end. But conceptually and you became much more asset sensitive in 1Q so I feel like it is very relevant. If the short end goes up and the long end doesn’t move, what is the impact to your Company? Do you still get a NIM benefit, do you get some (inaudible) benefit and it is offset over time or how does that impact your NIM near-term and longer-term?

Mac McCullough - Huntington Bancshares Inc. - Senior EVP and CFO

Thinking about it in terms of core Huntington, I think that would actually result in maybe a bit more NIM pressure in the near-term. When you think about bringing Huntington and FirstMerit together, FirstMerit is actually accretive to the margin if you take a look at it on a standalone basis today. We still have to work through all of the marks on the evaluation process but that is the way I would think about it.

Matt O’Connor - Deutsche Bank - Analyst

Is that because the impact of short rates going up is the negative or just the lack of increases in the long end?

Unidentified Company Representative

I think it is a bit of both. It is probably more of the short rates going up.

Matt O’Connor - Deutsche Bank - Analyst

Okay so I guess just to understand, you became more asset sensitive in the first quarter but not necessarily to just the first increase?

Unidentified Company Representative

That is correct.

Matt O’Connor - Deutsche Bank - Analyst

Got it. Questions in the audience? In the middle here if we can get a mic.

QUESTIONS AND ANSWERS

Unidentified Audience Member

Thanks. I just want to push on the rates question a little bit. The auto lending segment is taking considerable spread compression over the last few years and it is a really competitive space. Do you expect in a rate hiking cycle that increases in spreads for that loan category would approximate loans overall or they might lag the group a bit just given the competitive dynamics of the asset?

Mac McCullough - Huntington Bancshares Inc. - Senior EVP and CFO

We have actually been able to increase yield in our loan portfolio. If you look back over the past year or so we have been successful in doing that. I think a lot of it comes down to the relationship nature of the business that Nick has built and some of the advantages that we have. And also keep in mind it is a little bit over a two-year asset in the scheme of things. But Nick, what would you add to that?

Nick Stanutz - Huntington Bancshares Inc. - Senior EVP, Managing Director of Auto Finance, Commercial Real Estate and Community Development Lending & Investment

So the other comment that I would make is I would say in general in the space we play in, we are playing against very sophisticated people who are just as much as we are focused on yields and performance and profitability. And what has really changed in this industry that has really given the opportunity maybe back to the lender is we used to have rate sheets, the dealer would get a sheet, it would show for 48 months new card loan, here is what the rate would be. It would be really easy for that dealer to send it to another competitor bank and say this is what this bank is doing and what are you guys going to do?

Today the sophistication of decisioning around term, LTV, FICO scores, custom scores, etc. there are no more rate sheets anymore. You get the decision on a deal and every deal is unique from the next deal because no two customers will have the same scores. So the opportunity to change rates and get them to hold is far different today than it was five years ago or 10 years ago. The market has got far more dynamic.

Unidentified Audience Member

A question on oil here. Obviously you guys don’t have a lot of exposure, very modest but maybe a read through as we think of others. With oil rising to about $50 here, is that a real difference maker versus where we were in 35?

Unidentified Company Representative

Yes, we are still cautious. But yes, clearly with prices kind of leveling out maybe at that level, our modeling is done at prices substantially lower than that so I think it is a slight positive to what we have been anticipating.

Matt O’Connor - Deutsche Bank - Analyst

I am going to throw another question in here on the credit side. On the commercial real estate, I think Nick, you run the origination business and then Dan, teams with you on the credit side. But there is some concern about commercial real estate as well multifamily lending is mentioned quite a bit. How do you guys feel about commercial real estate broadly speaking, maybe multifamily specifically?

I kind of feel like whatever the yield curve starts to flatten it looks like the CRE space, that stuff pops up. I don’t know if that is true or not but maybe you can comment on that as well.

Dan Neumeyer - Huntington Bancshares Inc. - Senior EVP, Chief Credit Officer

We still feel good about commercial real estate. We are continuing to originate new multifamily loans but probably being more selective today than we have been. We have a little less construction in the book and trying to change the mix just a bit to maybe have some more mini-perm 5 to 7 year exposure as opposed to construction.

We are not really in any of the overheated markets so we don’t see the volatility and probably the potential for an asset bubble the same as some of the gateway markets. But even within our own region, we focus on where we think there is the risk of over-building and have pulled back slightly in new originations.

Nick Stanutz - Huntington Bancshares Inc. - Senior EVP, Managing Director of Auto Finance, Commercial Real Estate and Community Development Lending & Investment

I would just add that having local teams in really all of our major markets, I mean we have boots on the street to really tell us what is really going on and because of the deep relationships we have in the market and with the developers, we really started to have a sense 18 months ago that we wanted to see what was being developed, absorbed and could it be absorbed at the rates that were done under the pro formas?

And so we have been very cautious in that space and where they are building, who is building it? And to Dan’s point, we are selectively doing it but we clearly are making sure that the deal makes sense, there is equity in the deal, there is sponsorship support and again, trying to remix the construction activity versus some term lending.

Matt O’Connor - Deutsche Bank - Analyst

Okay. We are initially out of time, but Mac, Nick, Dan, thank you very much.

Unidentified Company Representative

Thank you.

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